EXHIBIT 12

AMGEN INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Year ended December 31,
	2000	2001	2002	2003	2004
Computation of Earnings:
Income before taxes	$1,674.3	$1,686.3	$(684.5)	$3,173.1	$3,394.7
Net interest expense	15.9	13.6	44.2	31.1	36.6
Interest portion of operating lease expense	8.5	10.3	14.8	17.4	24.8
Equity in (earnings) losses of 50%-or-less owned companies accounted for under the equity method	7.8	(16.1)	(23.7)	4.3	(26.3)

Earnings	$1,706.5	$1,694.1	$(649.2)	$3,225.9	$3,429.8

Computation of Fixed Charges:
Net interest expense	$15.9	$13.6	$44.2	$31.1	$36.6
Capitalized interest	12.3	12.7	8.1	23.5	20.1
Interest portion of operating lease expense	8.5	10.3	14.8	17.4	24.8

Fixed Charges	$36.7	$36.6	$67.1	$72.0	$81.5

Ratio of Earnings to Fixed Charges	46.5	46.3	(a )	44.8	42.1

(a)	Earnings were approximately $716 million lower than the amount needed to cover fixed charges in this year, as earnings were impacted by a write-off of acquired in-process research and development of approximately $3.0 billion related to the acquisition of Immunex Corporation.

For this ratio, “earnings” is computed by adding income before income taxes and fixed charges (excluding capitalized interest) and excluding Amgen’s share of income/losses in its equity method affiliates. Fixed charges consist of interest expense, including capitalized interest, amortized premiums, discounts and capitalized expenses related to indebtedness and estimated interest included in rental expense.